UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 16, 2023: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2023 and Declares Quarterly Common Stock Dividend.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 16, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2023 and Declares Quarterly Common Stock Dividend

Maroussi, Athens, Greece – May 16, 2023 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three-month period ended March 31, 2023 and declared a common stock dividend.

First Quarter 2023 Financial Highlights:

•

Total net revenues of $41.9 million.

•

Net income of $28.8 million or $4.11 and $4.10 earnings per share basic and diluted, respectively.

•

Adjusted net income1 for the period was $21.7 million or $3.10 and $3.09 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $26.0 million.

•

An average of 17.1 vessels were owned and operated during the first quarter of 2023 earning an average time charter equivalent rate of $29,231 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of time charter equivalent rate.

•

Declared a quarterly dividend of $0.50 per share for the first quarter of 2023 payable on or about June 16, 2023 to shareholders of record on June 9, 2023, as part of the Company’s common stock dividend plan.

•

As of May 16, 2023 we had repurchased 348,419 of our common stock in the open market for a total of about $7.0 million, since the initiation of our share repurchase plan of up to $20 million announced in May 2022.

•

As previously announced, on April 6, 2023, the Company took delivery of its first newbuilding M/V “Gregos”, an eco 2,800 teu feeder containership from Hyundai Mipo Dockyard Co. in South Korea. The vessel is EEDI Phase 3 compliant and equipped with a Tier III engine and other sustainability linked features including installation of AMP (alternative maritime power). The acquisition was financed with a combination of own funds and a sustainability-linked loan provided by Eurobank S.A. Following its delivery, M/V “Gregos” commenced a thirty-six to forty month charter with Asyad Lines.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“During the first quarter and through mid-May of 2023, containership charter rates staged a comeback of 15-20% compared to the low levels reached, for most segments, during February of 2023. During the same period, we were able to re-charter two of our vessels whose contracts expired for two and three-year long charters at rates higher than originally anticipated reflecting the resilience of the market and the apparent belief of charterers that feeder vessels will be in short supply. This is likely a reflection of the fact that, while the overall orderbook of the fleet looms at around 30%, the orderbook for vessels with capacity less than 6000 teu, i.e. the segment we mainly operate, is around 11%; the latter fact coupled with the larger percentage of vessels older than 20 years suggest that the fleet could even decline in that segment. Of course, as we mentioned on several occasions previously, the larger vessels establish the overall trends in the market but, nevertheless, the better supply dynamics for the feeder and intermediate size vessels should provide a certain degree of comfort for owners like Euroseas.

“The larger comfort for Euroseas, though, lies with our charter coverage which runs well into 2025 and amounts to about $400 million of contracted revenues. In terms of coverage, our fleet is contracted in excess of 90% for the remaining of 2023 and in excess of 65% for 2024. Our contracted revenues alone over 2023 and 2024 are expected to generate earnings in excess of $20 per share which will be further increased by the revenues from our yet unchartered days.

“We remain focused on efficiently operating our fleet, reducing our carbon footprint, and taking delivery of our remaining eight newbuilding vessels while at the same time looking and evaluating investment opportunities with minimal residual value risk that are accretive to our earnings. In parallel, we continue rewarding our shareholders by declaring a $0.50 a share quarterly dividend and executing on our share repurchase program which we believe represents one of the best investment opportunities as our shares trade at less than half of their intrinsic value.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “In a market environment where charter rates have significantly slid compared to last year, our net revenues decreased only slightly to $41.9 million in the first quarter of 2023 compared to $45.4 million during the same period of last year. This was due to the fact that most of our vessels are employed in time charter contracts booked before the decline of the market rates started. During the first quarter of 2023, we operated 17.1 vessels versus 16.0 vessels during the same period of last year.

“On a per-vessel-per-day basis, our vessels earned a 14.0% lower average time charter equivalent rates in the first quarter of 2023 as compared to the same period of 2022. Again, on a per-vessel-per-day basis, the sum of vessel operating expenses, management fees and general and administrative expenses increased by 10.2% during the first quarter of 2023 as compared to the same period in 2022 which was attributable to the higher prices for all the categories of vessel supplies paid for our vessels compared to the same period of 2022. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which is one of our competitive advantages.

“Adjusted EBITDA during the first quarter of 2023 was $26.0 million compared to $31.1 million achieved for the first quarter of 2022.

“Finally, as of March 31, 2023, our outstanding debt (excluding the unamortized loan fees) is about $121.0 million versus restricted and unrestricted cash of about $33.9 million.”

First Quarter 2023 Results:

For the first quarter of 2023, the Company reported total net revenues of $41.9 million representing a 7.6% decrease over total net revenues of $45.4 million during the first quarter of 2022. On average, 17.1 vessels were owned and operated during the first quarter of 2023 earning an average time charter equivalent rate of $29,231 per day compared to 16.0 vessels in the same period of 2022 earning on average $33,986 per day. The Company reported a net income for the period of $28.8 million, as compared to a net income of $29.9 million for the first quarter of 2022.

Vessel operating expenses for the first quarter of 2023 amounted to $9.8 million as compared to $8.4 million for the same period of 2022. The increased amount is due to the higher number of vessels owned and operated in the first quarter of 2023 compared to the corresponding period of 2022, as well as due to inflationary increases, resulting in higher prices being paid for all the categories of vessel supplies. Depreciation expense for the first quarter of 2023 amounted to $5.3 million compared to $3.7 million for the same period of 2022 due to the increased number of vessels in the Company’s fleet and the fact that the new vessels acquired in the second quarter of 2022 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels. Related party management fees for the first quarter of 2023 increased to $1.4 million from $1.2 million for the same period of 2022 as a result of the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing it from 720 Euros to 775 Euros, partly offset by the favorable movement of the euro/dollar exchange rate.

In the first quarter of 2023 one of our vessels completed her special survey with drydock for a total cost of $0.6 million. In the first quarter of 2022 two of our vessels completed their intermediate survey in water and one of our vessels completed her special survey with drydock for a total cost of $1.8 million. Finally, during the first quarter of 2023 and 2022, we had other operating income of $1.3 million and other operating expenses of $0.35 million, respectively. The operating income for 2023 relates to loss of hire insurance for two of our vessels. For the same period of 2022 the other operating expenses relate to settlement of accounts with charterers. The results of the Company for the first quarter of 2023 include a $5.2 million gain on sale of M/V “Akinada Bridge” that was completed in January 2023. General and administrative expenses increased to $1.1 million in the first quarter of 2023, as compared to $1.0 million in the same period of 2022, mainly due to the increased cost of our stock incentive plan.

Interest and other financing costs for the first quarter of 2023 amounted to $0.9 million, partly offset by capitalized interest of $1.1 million charged on the cost of our newbuilding program, for a total cost of other finance and interest of $2.0 million, as compared to interest and other financing costs of 1.0 million for the same period of 2022. This increase is due to the increased amount of debt and the increase in the weighted average LIBOR / SOFR rate in the current period compared to the same period of 2022. For the three months ended March 31, 2023 the Company recognized a $0.24 million loss on its interest rate swap contracts, comprising a $0.36 million realized gain and a $0.60 million unrealized loss. For the three months ended March 31, 2022 the Company recognized a $2.34 million gain on its interest rate swap contracts, comprising a $0.04 million realized loss and a $2.38 million unrealized gain.

Adjusted EBITDA1 for the first quarter of 2023 was $26.0 million, compared to $31.1 million achieved for the first quarter of 2022. Please see below for Adjusted EBITDA reconciliation to net income.

Basic and diluted earnings per share for the first quarter of 2023 was $4.11 and $4.10, respectively, calculated on 6,998,213 basic and 7,014,090 diluted weighted average number of shares outstanding compared to basic and diluted earnings per share of $4.15 and $4.13, respectively, calculated on 7,221,941 basic and 7,254,593 diluted weighted average number of shares outstanding.

Excluding the effect on the income for the quarter of the unrealized loss on derivatives the amortization of below market time charters acquired, the depreciation charged due to the increased value of the vessel acquired with below market time charter and the gain on sale of vessel (if any), the adjusted earnings per share for the quarter ended March 31, 2023 would have been $3.10 and $3.09 per share basic and diluted, respectively, compared to adjusted earnings of $3.71 and $3.70 per share basic and diluted, respectively, for the first quarter of 2022. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 option $15,000
SYNERGY BUSAN (*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP (+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG (*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P (ex. SEASPAN MELBOURNE) (*)	Intermediate	50,796	4,250	2005	TC until Mar-25	$19,000
RENA P (ex. SEASPAN MANILA) (*)	Intermediate	50,796	4,250	2007	TC until Mar-24 then until Feb-25	$20,250 CONTEX(**) basis with $13,000 floor and $21,000 ceiling
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-23 then until May-26	$22,000 $19,000
GREGOS (*)	Feeder	37,237	2,800	2023	TC until Mar-26	$48,000
EM ASTORIA (*)	Feeder	35,600	2,788	2004	until Feb-24 then until Feb-25	$50,000 $20,000
EVRIDIKI G (*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU (*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P (*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES (*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P (*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(***)
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until Apr-24	$15,000
JOANNA (*)	Feeder	22,301	1,732	1999	TC until May-23	$14,500
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	TC until Aug-23	$13,000
Total Container Carriers	18	703,275	56,061

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
TERATAKI (*) (H4202)	Feeder	37,237	2,800	Q3 2023	TC until Jul-26	$48,000
TENDER SOUL (H4236)	Feeder	37,237	2,800	Q1 2024
LEONIDAS Z (H4237)	Feeder	37,237	2,800	Q2 2024
MONICA (H4248)	Feeder	22,262	1,800	Q2 2024
STEPHANIA K (H4249)	Feeder	22,262	1,800	Q2 2024
PEPI STAR (H4250)	Feeder	22,262	1,800	Q2 2024
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q4 2024
SYMEON P (H4252)	Feeder	37,237	2,800	Q4 2024
Total vessels under construction	8	252,971	19,400

Note: (*)(+) TC denotes time charter. Charter duration indicates the earliest redelivery date; All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for containerships. It is based on assessments of the current day charter rates of six selected containership types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

(***) Rate is net of commissions (which are typically 5-6.25%)

              Summary Fleet Data:

	Three Months, Ended March 31, 2022	Three Months, Ended March 31, 2023
FLEET DATA
Average number of vessels (1)	16.00	17.10
Calendar days for fleet (2)	1,440.0	1,539.0
Scheduled off-hire days incl. laid-up (3)	52.4	-
Available days for fleet (4) = (2) - (3)	1,387.6	1,539.0
Commercial off-hire days (5)	5.3	28.9
Operational off-hire days (6)	6.3	37.0
Voyage days for fleet (7) = (4) - (5) - (6)	1,376.0	1,473.1
Fleet utilization (8) = (7) / (4)	99.2%	95.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.6%	98.1%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.5%	97.6%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	33,986	29,231
Vessel operating expenses excl. drydocking expenses (12)	6,646	7,333
General and administrative expenses (13)	683	741
Total vessel operating expenses (14)	7,329	8,074
Drydocking expenses (15)	1,242	387

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, Tuesday, May 16, 2023 at 11:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID13738857. Click here for additional participant international Toll- Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the first quarter ended March 31, 2023 will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2022	2023

Revenues
Time charter revenue	47,119,092	43,459,926
Commissions	(1,745,554)	(1,523,309)
Net revenues	45,373,538	41,936,617

Operating expenses / (income)
Voyage expenses	354,024	399,746
Vessel operating expenses	8,398,893	9,844,217
Drydocking expenses	1,787,926	595,368
Vessel depreciation	3,721,116	5,274,583
Related party management fees	1,172,032	1,440,575
Gain on sale of vessel	-	(5,158,370)
General and administrative expenses	983,072	1,140,647
Other operating expenses / (income)	350,000	(1,290,000)
Total operating expenses, net	16,767,063	12,246,766

Operating income	28,606,475	29,689,851

Other income / (expenses)
Interest and other financing costs	(1,014,431)	(887,671)
Gain / (loss) on derivatives, net	2,342,517	(244,250)
Foreign exchange gain / (loss)	1,052	(34,670)
Interest income	681	231,348
Other income / (expenses), net	1,329,819	(935,243)

Net income	29,936,294	28,754,608
Earnings per share, basic	4.15	4.11
Weighted average number of shares, basic	7,221,941	6,998,213
Earnings per share, diluted	4.13	4.10
Weighted average number of shares, diluted	7,254,593	7,014,090

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2022	March 31, 2023

ASSETS
Current Assets:
Cash and cash equivalents	25,845,333	29,824,554
Trade accounts receivable	572,961	1,630,905
Other receivables	5,515,311	9,394,337
Inventories	2,306,177	2,536,646
Restricted cash	2,193,173	144,846
Prepaid expenses	350,206	520,957
Due from related company	32,146	157,599
Derivatives	1,142,682	784,865
Asset held for sale	8,909,172	-
Total current assets	46,867,161	44,994,709
Fixed assets:
Vessels, net	216,570,426	211,762,925
Long-term assets:
Advances for vessels under construction	59,083,594	97,969,984
Restricted cash	3,400,000	3,900,000
Derivatives	2,669,244	2,425,461
Total assets	328,590,425	361,053,079

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	55,419,815	50,525,251
Trade accounts payable	5,160,068	5,676,192
Liability associated with asset held for sale	3,556,641	-
Accrued expenses	1,756,383	1,691,080
Accrued dividends	66,375	108,500
Deferred revenue	7,730,422	10,519,662
Total current liabilities	73,689,704	68,520,685

Long-term liabilities:
Long-term bank loans, net of current portion	51,812,086	69,592,946
Fair value of below market time charters acquired	34,933,438	31,135,923
Total long-term liabilities	86,745,524	100,728,869
Total liabilities	160,435,228	169,249,554

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,116,206 and 7,013,122, issued and outstanding)	213,486	210,394
Additional paid-in capital	260,539,222	258,973,518
Accumulated deficit	(92,597,511)	(67,380,387)
Total shareholders’ equity	168,155,197	191,803,525
Total liabilities and shareholders’ equity	328,590,425	361,053,079

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2022	2023

Cash flows from operating activities:
Net income	29,936,294	28,754,608
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	3,721,116	5,274,583
Amortization of deferred charges	83,496	92,296
Share-based compensation	214,559	337,167
Gain on sale of vessel	-	(5,158,370)
Unrealized (gain) / loss on derivatives	(2,383,764)	601,600
Amortization of fair value of below market time charters acquired	(1,218,240)	(3,797,515)
Changes in operating assets and liabilities	(130,692)	(1,353,666)
Net cash provided by operating activities	30,222,769	24,750,703

Cash flows from investing activities:
Cash paid for vessels under construction	(1,732)	(39,487,240)
Cash paid for vessels acquisitions and capitalized expenses	(281,300)	(43,249)
Cash paid for vessel improvements	(403,928)	(271,739)
Net proceeds from sale of a vessel	-	10,100,598
Net cash used in investing activities	(686,960)	(29,701,630)
Cash flows from financing activities:
Cash paid for share repurchase	-	(1,859,943)
Dividends paid	-	(3,495,359)
Loan arrangement fees paid	-	(221,000)
Offering expenses paid	(27,838)	(56,877)
Proceeds from long-term bank loans	-	26,000,000
Repayment of long-term bank loans	(6,885,460)	(12,985,000)
Net cash (used in) / provided by financing activities	(6,913,298)	7,381,821

Net increase in cash, cash equivalents, and restricted cash	22,622,511	2,430,894
Cash, cash equivalents, and restricted cash at beginning of period	31,498,229	31,438,506
Cash, cash equivalents, and restricted cash at end of period	54,120,740	33,869,400
Cash breakdown
Cash and cash equivalents	49,151,500	29,824,554
Restricted cash, current	169,240	144,846
Restricted cash, long term	4,800,000	3,900,000
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	54,120,740	33,869,400

Euroseas Ltd.

Reconciliation of Net Income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2023
Net income	29,936,294	28,754,608
Interest and other financing costs, net (incl. interest income)	1,013,750	656,323
Vessel depreciation	3,721,116	5,274,583
Gain on sale of vessel	-	(5,158,370)
(Gain) / loss on interest rate swap derivatives, net	(2,342,517)	244,250
Amortization of below market time charters acquired	(1,218,240)	(3,797,515)
Adjusted EBITDA	31,110,403	25,973,879

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest, income taxes, depreciation, (gain) / loss on interest rate swap derivatives, gain on sale of vessel and amortization of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, (gain) / loss on interest rate swaps, gain on sale of vessel, depreciation and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income to Adjusted Net Income

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2023
Net income	29,936,294	28,754,608
Unrealized (gain) / loss on derivatives	(2,383,764)	601,600
Gain on sale of vessel	-	(5,158,370)
Amortization of below market time charters acquired	(1,218,240)	(3,797,515)
Depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	494,808	1,278,771
Adjusted net income	26,829,098	21,679,094
Adjusted earnings per share, basic	3.71	3.1
Weighted average number of shares, basic	7,221,941	6,998,213
Adjusted earnings per share, diluted	3.70	3.09
Weighted average number of shares, diluted	7,254,593	7,014,090

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized (gain) / (loss) on derivatives, net gain on sale of vessel, amortization of below market time charters acquired and vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 18 vessels, including 11 Feeder containerships and 7 Intermediate containerships. Euroseas 18 containerships have a cargo capacity of 56,061 teu. After the delivery of eight feeder containership newbuildings in 2023 and 2024, Euroseas’ fleet will consist of 26 vessels with a total carrying capacity of 75,461 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

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